Exhibit 97.1
APPLIED MATERIALS, INC.
COMPENSATION RECOVERY POLICY
Adopted on September 7, 2023
Applied Materials, Inc. (the “Company”) and the Company’s Board of Directors (the “Board”) are committed to strong corporate governance. As part of this commitment, the Company’s Human Resources and Compensation Committee (the “Compensation Committee”) has adopted this Compensation Recovery Policy (the “Policy”). The Policy is intended to further the Company’s pay-for-performance philosophy and to comply with applicable law by providing for the recovery of certain executive compensation in the event of an Accounting Restatement. The capitalized terms in the Policy are defined below.
The Policy is intended to comply with Rule 10D-1 under the Securities Exchange Act of 1934 (the “Exchange Act”) and with the listing standards of Nasdaq (the “Exchange”), on which the securities of the Company are listed. The Policy will be interpreted in a manner that is consistent with the requirements of Exchange Act Rule 10D-1 and with the listing standards of the Exchange, including any interpretive guidance provided by the Exchange.
Persons Covered by the Policy
The Policy is binding and enforceable against Covered Executives. Covered Executives shall sign and return to the Company an acknowledgement pursuant to which such Covered Executives will agree to be bound by the terms and comply with the Policy, provided that failure to obtain such acknowledgement shall have no impact on the applicability or enforceability of the Policy. The application of the Policy to Covered Executives is not discretionary and applies without regard to whether a Covered Executive was at fault, except to the limited extent provided below.
Compensation Covered by the Policy
The Policy applies to all Incentive-Based Compensation that is Received on or after October 2, 2023 (the “Effective Date”) by a Covered Executive (A) after such individual begins service as a Section 16 Officer, (B) who served as Section 16 Officer at any time during the applicable performance period for that Incentive-Based Compensation while the Company has a class of securities listed on a national securities exchange and (C) during the Covered Period (“Clawback Eligible Incentive-Based Compensation”).
Events Requiring Application of the Policy
If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (an “Accounting Restatement”); AND any Covered Executive has Received Clawback Eligible Incentive-Based Compensation that exceeds the amount of Clawback Eligible Incentive-Based Compensation that otherwise would have been Received had such Clawback Eligible Incentive-Based Compensation been determined based on the restated financial statements (such compensation, computed without regard to any taxes paid, the “Erroneously Awarded Compensation”);
then, the Company will recover reasonably promptly the amount of such Erroneously Awarded Compensation in compliance with the Policy, unless an exception applies under the Policy.
Determining Erroneously Awarded Compensation for Certain Incentive-Based Compensation
To determine the amount of Erroneously Awarded Compensation for Incentive-Based Compensation based on stock price or total shareholder return, where it is not subject to mathematical recalculation directly from the information in an Accounting Restatement:
•The amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received; and
•The Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange.
Repayment of Erroneously Awarded Compensation
Covered Executives are required to repay Erroneously Awarded Compensation to the Company. Subject to applicable law, the Company may recover such Erroneously Awarded Compensation by requiring the Covered Executive to repay such amount to the Company by direct payment to the Company or such other means or combination of means as the Compensation Committee determines to be appropriate (which determinations need not be identical as to each Covered Executive), which may include, without limitation: (a) requiring reimbursement of cash Incentive-Based Compensation previously paid; (b) requiring payment equal to any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards; (c) offsetting the amount to be recovered from any unpaid or future compensation to be paid by the Company or any affiliate of the Company to the Covered Executive; (d) cancelling outstanding vested or unvested equity awards; and/or (e) taking any other remedial and recovery action permitted by law, as determined by the Compensation Committee. The repayment of Erroneously Awarded Compensation must be made by such Covered Executive notwithstanding any Covered Executive’s belief (whether legitimate or non-legitimate) that the Erroneously Awarded Compensation had been previously earned under applicable law and therefore is not subject to clawback.
This Policy does not preclude the Company from taking any other action to enforce a Covered Executive’s obligations to the Company or to discipline a Covered Executive, including (without limitation) termination of employment, institution of civil proceedings, reporting of misconduct to appropriate governmental authorities, reduction of future compensation opportunities or change in role.
Exceptions to the Policy
The Company must recover the Erroneously Awarded Compensation in accordance with the Policy, except to the limited extent that the conditions set forth below are met, and the Compensation Committee determines that recovery of the Erroneously Awarded Compensation would be impracticable:
A.    The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before reaching this conclusion, the Company must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange; or
B.    Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the legal requirements as such.
Administration of the Policy
The Compensation Committee has full delegated authority from the Board to administer the Policy. The Compensation Committee is authorized to interpret and construe the Policy and to make all determinations necessary, appropriate, or advisable for the administration of the Policy. In addition, if determined in the discretion of the Board, the Policy may be administered by the independent members of the Board or another independent committee thereof, in which case all references herein to the Compensation Committee shall be deemed references to the independent members of the Board or the other independent committee of the Board, as applicable. All determinations of the Compensation Committee and any other administrator of the Policy will be final and binding on all interested persons and will be given the maximum deference permitted by law.
Defined Terms
The capitalized terms in the Policy have the following meaning, unless clearly required otherwise by the context.
“Accounting Restatement Determination Date” means the earlier to occur of:

A.    The date the Board, a committee of the Board, or one or more of the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; and
B.    The date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.
“Covered Executive” means each individual who is or was designated a Section 16 Officer.
“Covered Period” means the three completed fiscal years immediately preceding the Accounting Restatement Determination Date, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years in accordance with Exchange Act Rule 10D-1. The Company’s obligation to recover Erroneously Awarded Compensation is not dependent on if or when the restated financial statements are filed.
“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure. Stock price and total shareholder return shall for purposes of the Policy be considered Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission.

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. For the avoidance of doubt, compensation that has been Received by a Covered Executive and that is potentially subject to recovery under the Policy shall be deemed unearned until the Company’s right to recover under the Policy has lapsed.
The following items of compensation are not Incentive-Based Compensation under the Policy: salaries, bonuses paid solely at the discretion of the Compensation Committee or the Board that are not paid from a bonus pool that is determined by attaining a Financial Reporting Measure, bonuses paid solely upon attaining one or more subjective standards and/or completion of a specified employment period, non-equity incentive plan awards earned solely upon attaining one or more strategic measures or operational measures, and equity awards for which the grant is not contingent upon attaining any Financial Reporting Measure performance goal and vesting is contingent solely upon completion of a specified employment period (e.g., time-based vesting equity awards) and/or attaining one or more non-Financial Reporting Measures.
Incentive-Based Compensation is deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment, vesting, settlement or grant of the Incentive-Based Compensation occurs after the end of that period.
“Section 16 Officer” means each individual who is or was designated as an “officer” by the Board in accordance with Exchange Act Rule 16a-1(f). Identification of an officer for purposes of the Policy would include at a minimum executive officers identified pursuant to Item 401(b) of Regulation S-K.
Other Information
The Policy is in addition to the requirements of Section 304 of the Sarbanes-Oxley Act of 2002 that are applicable to the Company’s Chief Executive Officer and Chief Financial Officer, as well as any other applicable laws, regulatory requirements, rules, or pursuant to the terms of any similar policy or agreement.
Notwithstanding the terms of any of the Company’s organizational documents (including, but not limited to, the Company’s Certificate of Incorporation and Bylaws), any corporate policy or any contract (including, but not limited to, any indemnification agreement), neither the Company or any affiliate of the Company will indemnify or provide advancement of expenses for any Covered Executive against any loss of Erroneously Awarded Compensation. Neither the Company nor any affiliate of the Company will pay for or reimburse insurance premiums for an insurance policy that covers potential recovery obligations. In the event the Company is required to recover Erroneously Awarded Compensation pursuant to the Policy from a Covered Executive who is no longer an employee of the Company, the Company will be entitled to seek such recovery, regardless of the terms of any release of claims or separation agreement the Covered Executive may have signed.
The Compensation Committee or Board may review and modify the Policy from time to time.
If any provision of the Policy or the application of any such provision to any Covered Executive shall be adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of the Policy, and the invalid, illegal or unenforceable provisions shall be deemed amended to the minimum extent necessary to render any such provision or application enforceable.